UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34274           CUSIP Number: 53215Y 10 5

(Check One)[X]Form 10-K [ ]Form 20-F[ ] Form 11-K [] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:	December 31, 2010
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

     For the Transition Period Ended: not applicable

 ___________________________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

____________________________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: Not Applicable

PART I -- REGISTRANT INFORMATION

____________________________________________________________________________________________________

Life Nutrition Products, Inc.
Full name of Registrant

121 Monmouth Street, Suite A
(Address of Principal Executive Office (Street and Number)

Red Bank, New Jersey 07701
(City, State and Zip Code)

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's Annual Report on Form 10-K for the year ended December 31, 2010, could not be filed within the prescribed period because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company's financial condition. This inability could not have been eliminated by the Company without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael M. Salerno (732) 758-1577
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Life Nutrition Products, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By: /s/Michael M. Salerno
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Michael M. Salerno,
Chief Executive Officer